STROOCK

November 13, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 14, 2012

File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), in connection with your comment letter dated June 5, 2012 regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), the Company is filing via EDGAR Amendment No. 5 to the Registration Statement (the “Amendment No. 5”). The Company previously filed Amendment No. 4 to the Registration Statement on November 6, 2012. Amendment No. 5 is being filed solely for the purpose of filing Exhibits 10.12, 10.13, 10.14, 10.15, 10.16 and 10.27 (the Company’s 2012 Equity Incentive Plan, as requested pursuant to comment number 6 of the Staff’s June 5, 2012 letter).

* * * *

In connection with the above, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

CC:	Securities and Exchange Commission
H. Roger Schwall
Michael Fay
Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.